UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number: 1-9618

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

NAVISTAR, INC.

401(k) PLAN FOR REPRESENTED EMPLOYEES

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NAVISTAR INTERNATIONAL CORPORATION

2701 Navistar Drive

Lisle, Illinois 60532

REQUIRED INFORMATION

Navistar, Inc. is the Plan Administrator of the Navistar, Inc. 401(k) Plan for Represented Employees (“the Plan”). The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan as of December 31, 2014 and 2013, and for the year ended December 31, 2014, and the schedules as of December 31, 2014, have been prepared in accordance with the financial reporting requirements of ERISA.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator for the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Navistar, Inc. 401(k) Plan for Represented Employees

By:	Navistar, Inc.
Plan Administrator

/s/ Samara A. Strycker
Name:	Samara A. Strycker
Title:	Senior Vice President and Corporate Controller (Principal Accounting Officer)

June 16, 2015

FINANCIAL STATEMENTS AND REPORT OF

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

NAVISTAR, INC. 401(k) PLAN FOR REPRESENTED EMPLOYEES

DECEMBER 31, 2014 AND 2013

C O N T E N T S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Participants and Administrator

Navistar, Inc. 401(k) Plan for Represented Employees

We have audited the accompanying statements of net assets available for benefits of Navistar, Inc. 401(k) Plan for Represented Employees (the Plan) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Navistar, Inc. 401(k) Plan for Represented Employees as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) at December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of Navistar, Inc. 401(k) Plan for Represented Employees’ financial statements. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Chicago, Illinois

June 16, 2015

Navistar, Inc. 401(k) Plan for Represented Employees

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,

	2014	2013
Assets
Investment in Master Trust, at fair value	$154,952,745	$133,709,223

Receivables
Participant pretax contributions	106,626	43,195
Employer contributions	1,965,589	308,064
Notes receivable from participants	6,495,081	5,107,215

Total receivables	8,567,296	5,458,474

Total assets	163,520,041	139,167,697

Liabilities
Refunds due to participants	(27,395)	—

Net assets available for benefits, at fair value	163,492,646	139,167,697

Proportionate share of adjustment from fair value to contract value for fully benefit-responsive investment contracts	(256,080)	76,827

NET ASSETS AVAILABLE FOR BENEFITS	$163,236,566	$139,244,524

The accompanying notes are an integral part of these statements.

Navistar, Inc. 401(k) Plan for Represented Employees

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2014

Net investment gain from Master Trust (Note C)	$7,117,837

Interest income on notes receivable from participants	238,141

Contributions
Participant	7,529,040
Employer Retirement	2,112,452
Employer Matching	1,592,248
Rollovers from other qualified plans	23,310

Total contributions	11,257,050

Benefits paid to participants	(14,882,085)
Administrative expenses	(18,746)

Increase in net assets prior to transfers	3,712,197

Transfers from other qualified plans within Master Trust, net	20,279,845

NET INCREASE	23,992,042

Net assets available for benefits
Beginning of year	139,244,524

End of year	$163,236,566

The accompanying notes are an integral part of this statement.

Navistar, Inc. 401(k) Plan for Represented Employees

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Navistar, Inc. 401(k) Plan for Represented Employees (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General

The Plan, established October 2, 1991, is sponsored by Navistar, Inc. (the “Company”), the principal operating subsidiary of Navistar International Corporation (“Navistar”), to provide savings and retirement benefits for certain eligible represented employees of the Company and of certain affiliates participating under the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Eligibility

The Plan is offered to eligible Company employees who are represented by a labor organization under a collective bargaining agreement who have met certain seniority or service requirements under the terms of the respective bargaining agreements.

Contributions and Vesting

Participant contributions may be made to the Plan only on a pretax basis and are subject to annual maximum limits equal to the lesser of 25% (20% for Workhorse Custom Chassis, LLC employees. Note: Workhorse Custom Chassis was sold in March 2013.) of the participant’s eligible compensation or a prescribed Internal Revenue Service (“IRS”) dollar amount. Those participants who were age 50 or over during the Plan year are permitted to contribute additional amounts on a pretax basis. Subject to Company approval, certain eligible employees are allowed to make rollover contributions to the Plan if such contributions satisfy applicable regulations. Such employees are not required to be participants for any other purpose than their rollover account; however, no pretax salary reduction contributions may be made until such time as such employee would otherwise become eligible to and does elect participation in the Plan. Participant salary reduction contributions and rollover contributions are fully vested immediately.

For the 2014 and 2013 Plan years, certain collective bargaining agreements provide for an employer retirement contribution. This contribution is employer-provided and is allocated among eligible members of the applicable bargaining unit based on the participant’s age at either year-end, or the calendar quarter in accordance with the applicable collective bargaining agreement, and eligible compensation. Certain collective bargaining agreements also provide for an employer matching contribution of either 25% of the first 6% of eligible compensation deferred by the participant or 100% of the first 4% of eligible compensation deferred by the participant, as specified in the eligible participant’s respective collective bargaining agreement.

Navistar, Inc. 401(k) Plan for Represented Employees

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

Participants vest in the employer retirement and matching contributions credited to their account in accordance with the vesting schedule as set forth in their respective collective bargaining agreement. Non-vested contributions are forfeited when a participant retires or terminates service. Such forfeitures are used to offset future Company contributions. At December 31, 2014 and 2013, forfeited non-vested accounts approximated $ 18,900 and $107,000, respectively. For the Plan year ended December 31, 2014, $162,000 of forfeitures were used to offset Company contributions.

Investment Options

Participants direct the investment of their account balances and future contributions. Investment options during 2014 and 2013 consisted of funds classified as registered investment companies, common and collective funds or Navistar common stock.

Participant Accounts

Individual accounts are maintained for each Plan participant. Realized gains and losses, unrealized appreciation and depreciation, and dividends and interest are allocated to participants based on their proportionate share of the funds. Fund managers’ fees are charged to participants’ accounts as a reduction of the return earned on each investment option. Also, participant accounts may be assessed a quarterly recordkeeping fee depending on the respective union contracts. The fee was previously adjusted upward or downward, based on revenue sharing estimates for the following year. Revenue sharing is an investment fund paying JPMorgan Retirement Plan Services (now “Empower Retirement” following the acquisition of Great West Financial Services on September 3, 2014) to track an individual’s investment in their fund for them and other related services. Effective in 2015, all revenue sharing within the Navistar 401(k) investment fund options were eliminated; the expense ratios for those funds previously participating in revenue sharing decreased accordingly. Effective January 1, 2015, the total annual per participant recordkeeping fee is $49.00 per year, $12.25 to be paid quarterly, a decrease from the previous total annual per participant fee of $51.89. Due to the revenue sharing offset, the previous quarterly fee that may have been charged to participant accounts, starting in the third quarter of 2013, was $2.28.

Navistar, Inc. 401(k) Plan for Represented Employees

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE A - DESCRIPTION OF THE PLAN - Continued

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of 50% of their total account balance or $50,000, with no more than two loans outstanding at a time. Company matching and retirement contributions are not available for loans. Loan transactions are treated as a transfer between the applicable investment funds and the loan fund. Loan terms range from one to five years, with the exception of loans made for the purchase of a principal residence, which may be repaid in installments over a period of up to ten years. The loans are secured by the balance in the participant’s account and bear interest at a rate equal to prime plus one percentage point.

Payment of Benefits

Participants may request either an in-service or hardship withdrawal of certain of their account assets. Participants may only withdraw authorized pretax salary reduction contributions after attaining age 59-1/2, or on a hardship basis prior to attaining age 59-1/2. The employer retirement contributions, matching contributions and investment earnings thereon are not eligible for in-service withdrawal. The amount of any withdrawal, distribution or loan is first charged against the participant’s interest in Plan investments other than the Navistar Stock Fund on a pro rata basis. Any subsequent distributions of an account invested in the Navistar Stock Fund will be made in the form of Navistar common stock.

A participant’s vested account is distributable at the time a participant separates from service with the Company, suffers a total and permanent disability or dies. A participant who is on layoff is considered to have terminated employment after the 12 month anniversary of the commencement of the period of continuous layoff. The Plan was amended effective January 1, 2013 so that when the participant terminates employment prior to reaching normal retirement age with a vested balance of $5,000 or less, and does not elect to have the distribution paid directly to an eligible retirement plan or receive a distribution, then the balance will be rolled over to an individual retirement plan designated by the Plan Administrator. If the asset value is more than $5,000, the participant has the option of receiving the account upon separation or deferring receipt until no later than age 65. Accounts are distributed in a single sum.

Navistar, Inc. 401(k) Plan for Represented Employees

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Plan are presented on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation

The Plan follows guidance on accounting for fair value measurements which defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value. The Plan uses a three-level hierarchy of measurements based upon the reliability of observable and unobservable inputs used to arrive at fair value. Observable inputs are independent market data, while unobservable inputs reflect the Plan management’s assumptions about valuation. Depending on the inputs, the Plan classifies each fair value measurement as follows:

•	Level 1 – based upon quoted prices for identical instruments in active markets,

•	Level 2 – based upon quoted prices for similar instruments, prices for identical or similar instruments in markets that are not active, or model-derived valuations all of whose significant inputs are observable, and

•	Level 3 – based upon one or more significant unobservable inputs.

Navistar, Inc. 401(k) Plan for Represented Employees

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

The following describes the methods and significant assumptions used to estimate fair value of the Plan’s investments:

The Plan’s investment in the Navistar, Inc. Defined Contribution Plans Master Trust (“Master Trust”) is presented at fair value, which has been determined based on the fair value of the underlying investments of the Master Trust.

The investments held by the Master Trust are valued as follows:

Common and collective funds: Valued at the net asset value (“NAV”) used as a practical expedient to estimate fair value as provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV’s unit price is quoted on a private market that is not active.

Registered investment companies (mutual funds): Valued at the NAV of shares held by the Plan at year end, which is obtained from an active market.

Common stock: Valued at the closing price reported on the active market on which the security is traded.

See Note C - Master Trust for the Master Trust’s investments by level within the fair value hierarchy as of December 31, 2014 and 2013.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Income Recognition

Security transactions are accounted for on the trade-date basis. Dividend income is accrued on the ex-dividend date. Interest income is recorded on the accrual basis.

Participant Withdrawals

As of December 31, 2014 and 2013, there were no benefits due to former participants who have withdrawn from participation in the Plan. Benefits are recorded when paid.

Navistar, Inc. 401(k) Plan for Represented Employees

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Administrative Fees

Certain administrative expenses of the Plan are paid by the Participants depending on the respective union contract. Certain Plan administrative expenses are paid by Navistar and are expensed as incurred.

Transfers

Transfers between the Plan and the Navistar, Inc. Retirement Accumulation Plan which participates in the Master Trust, occur when a participant incurs a change in job status or a job transfer to another affiliate that makes the participant ineligible to participate in their current plan and requires the transfer of their account balance to another plan within the Master Trust for which they are eligible. In 2013, a portion of the Tulsa, Oklahoma facility, which is operated by a participating employer, elected to become employees represented by a labor organization under a collective bargaining agreement. As a result, 637 employee accounts were transferred from the Navistar, Inc. Retirement Accumulation Plan to the Plan on July 1, 2014, with a total of $20,451,715. During 2014, net transfers of $20,279,845 were transferred to the Plan for such changes from the other plan within the Master Trust.

NOTE C - MASTER TRUST

All of the Plan’s investment assets are held in a trust account at JPMorgan Chase Bank (the “Trustee”) and consist of a divided interest in an investment account of the Master Trust, a master trust established by the Company and administered by the Trustee. Use of the Master Trust permits the commingling of Plan assets with the assets of another defined contribution plans sponsored by the Company and its affiliated companies for investment and administrative purposes. Although assets of the plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.

Navistar, Inc. 401(k) Plan for Represented Employees

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE C - MASTER TRUST - Continued

The participating plans in the Master Trust net assets (after adjustment from fair value to contract value for fully benefit-responsive investment contracts) and their respective percent interests as of December 31, 2014 and 2013, calculated on a cash basis, are as follows:

	2014	2013
Navistar, Inc. 401(k) Plan for Represented Employees	17.47%	15.22%
Navistar, Inc. Retirement Accumulation Plan	82.53%	84.78%

The following table presents the carrying value of investments of the Master Trust as of December 31:

	2014	2013

Common and collective funds	$477,890,458	$465,767,994
Registered investment companies	385,622,307	393,094,102
Navistar common stock	22,847,514	19,663,179
JP Morgan cash investment	27,143	101,580

Total investments, at fair value	886,387,422	878,626,855

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(905,630)	324,152

Net investments	$885,481,792	$878,951,007

The net investment earnings of the Master Trust for the year ended December 31, 2014, are summarized below:

Dividend and interest income
Common and collective funds	$42,849
Registered Investment Companies	34,025,720
Navistar stock	59

Total dividend and interest income	34,068,628

Net realized and unrealized appreciation (depreciation) in fair value
Common and collective funds	24,519,835
Registered Investment Companies	(5,058,720)
Navistar stock	(1,193,434)

Net appreciation in fair value	18,267,681
Other Income	11,853

Net Investment Income	$52,348,162

Navistar, Inc. 401(k) Plan for Represented Employees

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE C - MASTER TRUST - Continued

The following tables present the Master Trust’s investments by level within the fair value hierarchy as of December 31, 2014 and 2013:

2014	Level 1	Level 2	Level 3	Total

Common and collective funds
Cash equivalents (a)	$—	$511,173	$—	$511,173
Target date (b)	—	212,241,152	—	212,241,152
Index (c)	—	76,310,604	—	76,310,604
Fixed income (d)	—	188,854,672	—	188,854,672

Total common and collective funds	—	477,917,601	—	477,917,601
Registered investment companies
Equities
Multi Cap Value	68,751,833	—	—	68,751,833
Large Cap Value	35,451,048	—	—	35,451,048
Large Cap Growth	81,859,368	—	—	81,859,368
Small Cap Core	74,244,354	—	—	74,244,354
Mid Cap Growth	86,596,505	—	—	86,596,505
International Core	38,719,199	—	—	38,719,199

Total registered investment companies	385,622,307	—	—	385,622,307

Navistar common stock	22,847,514	—	—	22,847,514

Total assets at fair value	$408,469,821	$477,917,601	$—	$886,387,422

Navistar, Inc. 401(k) Plan for Represented Employees

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE C - MASTER TRUST - Continued

2013	Level 1	Level 2	Level 3	Total

Common and collective funds
Cash equivalents (a)	$—	$598,863	$—	$598,863
Target date (b)	—	198,384,731	—	198,384,731
Index (c)	—	69,009,980	—	69,009,980
Fixed income (d)	—	197,876,000	—	197,876,000

Total common and collective funds	—	465,869,574	—	465,869,574
Registered investment companies
Equities
Multi Cap Value	74,672,209	—	—	74,672,209
Large Cap Value	33,287,692	—	—	33,287,692
Large Cap Growth	79,527,300	—	—	79,527,300
Small Cap Core	83,764,620	—	—	83,764,620
Mid Cap Growth	78,489,892	—	—	78,489,892
International Core	43,352,389	—	—	43,352,389

Total registered investment companies	393,094,102	—	—	393,094,102

Navistar common stock	19,663,179	—	—	19,663,179

Total assets at fair value	$412,757,281	$465,869,574	$—	$878,626,855

The common and collective trust funds do not have a readily determinable fair value and are valued at their net asset value per share as provided by the funds’ administrators. The following provides additional information regarding these funds:

(a)	The investment strategy of this category is to seek capital preservation and a high degree of liquidity. Redemption is permitted daily with written notice.
(b)	The investment strategy of this category is to provide stability to investors as retirement approaches through a diversified fund of funds portfolio of stock and bond funds. The percentage of stock funds will gradually decrease and the percentage of bond funds will gradually increase as time gets closer to each fund’s target date. Redemption from these funds, on a Plan level, is permitted at the end of each month with 30 days written notice. Such advance notice may be waived if mutually agreed by both Navistar, Inc. and Russell Investments.

Navistar, Inc. 401(k) Plan for Represented Employees

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE C - MASTER TRUST - Continued

(c)	The investment strategy of this category is to provide exposure to a broad equity market and to mirror the aggregate price and dividend performance of the S&P 500 Index. Redemption is permitted daily with written notice.
(d)	The investment strategy of this category is (i) to protect principal from market fluctuations and produce relatively predictable returns that should exceed those of money market funds and (ii) to provide a high total return consistent with moderate risk of capital and daily access to assets by investing in diversified fixed-income portfolios. Redemption is permitted daily with written notice.

NOTE D - INVESTMENT CONTRACTS

Effective August 16, 2013, the Master Trust invested in JPMCB Stable Asset Income Fund (the “Fund”); the Plan no longer has direct ownership of Investment Contracts. The Fund is a commingled pension trust fund established, operated and maintained by JPMorgan Chase Bank, N.A. (“JPMorgan”) under a declaration of trust. The Fund’s strategies seek the preservation of principal, while providing current income and liquidity. The Fund has a fixed income investment strategy, and may invest in U.S. treasury and agency securities, mortgage backed securities, asset backed securities, commercial mortgage-backed securities, corporate and short-term investments, synthetic guaranteed investment contracts and similar products. The Fund also enters into investment contracts to provide benefit responsive wraps. The Fund is valued at fair value and then adjusted by the issuer to contract value. Fair value of the stable value fund is the net asset value of its underlying investments, and contract value represents contributions made under the contract less any participant-directed withdrawals plus accrued interest.

Participants can ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Certain events may limit the Fund’s ability to transact at contract value. Such events may include plan termination, bankruptcy and other events outside the normal operation of the Fund that may cause a withdrawal which results in a negative market value adjustment. The Plan may terminate its interest in the Fund at any time. However, requests received for complete or partial withdrawals must be given in writing not less than 30 days prior to the valuation date, upon which the withdrawal is to be effected, and such withdrawals shall be paid at the lesser of book or market value, as determined by the fund. There are no unfunded commitments.

Navistar, Inc. 401(k) Plan for Represented Employees

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE E - CONTINGENCIES

2007 Shareholder Litigation

In December 2007, a complaint, which was subsequently amended in May 2008, was filed in the United States District Court, Northern District of Illinois, against Navistar by Norfolk County Retirement System and Brockton Contributory Retirement System (collectively “Norfolk”).

The plaintiffs in the Norfolk case alleged they were shareholders suing on behalf of themselves and a class of other shareholders who purchased shares of Navistar common stock between February 14, 2003 and July 17, 2006. At all times during the class period a Navistar common stock fund was available to Plan participants as an investment alternative. The amended complaint alleged that the defendants, which included Navistar, one of its executive officers, two of its former executive officers, and Navistar’s former independent accountants, Deloitte & Touche LLP, violated federal securities laws by making false and misleading statements about Navistar’s financial condition during that period. In March 2008, the Court appointed Norfolk County Retirement System and the Plumbers Local Union 519 Pension Trust as joint lead plaintiffs. As reported to the Court on November 4, 2010, the parties entered into a tentative settlement to resolve the matter. Pursuant to the proposed settlement, Navistar agreed to cause $13 million to be paid to a settlement fund and, in return, plaintiffs would dismiss the lawsuit with prejudice and provide a release of all claims that relate in any manner to the allegations, facts or any other matter whatsoever set forth in or otherwise related, directly or indirectly to the allegations in the complaint. The proposed settlement agreement also contained, among other provisions, a statement that each of the defendants denied and continues to deny having committed or intended to commit any violations of law or any wrongdoing whatsoever, that each of the defendants did not make any admission of liability, and that the defendants entered into the settlement solely because it would eliminate the burden, risk and expense of further litigation and would fully and finally resolve all of the claims released by plaintiffs. The proposed settlement required approval by the Court before it became final. On January 25, 2011, the Court entered an order preliminarily approving the proposed settlement. Notice of the proposed settlement was provided to the class, and class members had the opportunity to decide to opt in to the settlement, opt out of the settlement, object to the settlement, or do nothing. In December 2006, the Company also engaged Fiduciary Counselors, Inc. (“Fiduciary Counselors”) as an independent fiduciary with certain oversight responsibilities for the Navistar common stock fund within the Plan. On April 8, 2011, the Company also engaged Fiduciary Counselors as an independent fiduciary to evaluate the proposed Norfolk settlement on behalf of the Plan. Fiduciary Counselors evaluated the proposed settlement and determined the Plan should opt in. On May 27, 2011, the Court entered an order finally approving the settlement and dismissing the case with prejudice. Fiduciary Counselors facilitated the filing of necessary proof of claim documentation by the June 14, 2011 due date for filing claims. The settlement funds were deposited into the Plan on April 30, 2013.

Navistar, Inc. 401(k) Plan for Represented Employees

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE E - CONTINGENCIES - Continued

2013 Shareholder Litigation

In March 2013, a putative class action complaint, alleging securities fraud, was filed against Navistar by the Construction Workers Pension Trust Fund - Lake County and Vicinity, on behalf of itself and all other similarly situated purchasers of Navistar’s common stock between the period of November 3, 2010 and August 1, 2012. A second class action complaint was filed in April 2013 by the Norfolk County Retirement System, individually and on behalf of all other similarly situated purchasers of Navistar’s common stock between the period of June 9, 2010 and August 1, 2012. A third class action complaint was filed in April 2013 by Jane C. Purnell FBO Purnell Family Trust, on behalf of itself and all other similarly situated purchasers of Navistar’s common stock between the period of November 3, 2010 and August 1, 2012. Each complaint named Navistar as well as Daniel C. Ustian, Navistar’s former President and Chief Executive Officer, and Andrew J. Cederoth, Navistar’s former Executive Vice President and Chief Financial Officer as defendants. These complaints (collectively, the “10b-5 Cases”) contain similar factual allegations which include, among other things, that Navistar violated the federal securities laws by knowingly issuing materially false and misleading statements concerning it’s financial condition and future business prospects and that it misrepresented and omitted material facts in filings with the U.S. Securities and Exchange Commission concerning the timing and likelihood of U.S. Environmental Protection Agency (“EPA”) certification of Navistar’s EGR technology to meet 2010 EPA emission standards. The plaintiffs in these matters seek compensatory damages and attorneys’ fees, among other relief. In May 2013, an order was entered transferring and consolidating all cases before one judge and in July 2013, the Court appointed a lead plaintiff and lead plaintiff’s counsel. The lead plaintiff filed a consolidated amended complaint in October 2013. The consolidated amended complaint enlarged the proposed class period to June 9, 2009 through August 1, 2012, and named fourteen additional current and former directors and officers as defendants. In December 2013, Navistar filed a motion to dismiss the consolidated amended complaint. In July, 2014, the Court granted the defendants’ Motions to Dismiss, denied the lead plaintiff’s Motion to Strike as moot, and gave the lead plaintiff leave to file a second consolidated amended complaint. In August, 2014, the plaintiff timely filed a Second Amended Complaint, which narrows the claims in two ways. First, the plaintiff abandoned its claims against the majority of the defendants, asserting claims against only Navistar, Dan Ustian, A.J. Cederoth, Jack Allen, and Eric Tech. The plaintiff also shortened the putative class period by changing the class period commencement date from June 9, 2009 to March 10, 2010. Defendants filed their Motion to Dismiss the Second Amended Complaint in September, 2014 and in October, 2014, the plaintiff filed its opposition to defendants Motion to Dismiss. In November, 2014, defendants filed their reply brief in support of defendants Motion to Dismiss the Second Amended Complaint. Also in November 2014, the plaintiff voluntarily dismissed Eric Tech as a defendant. The Court had set a ruling date on the Motion to Dismiss the Second Amended Complaint for February 17, 2015. On the Court’s own motions, the ruling date was initially extended to April 15, 2015, then to May 13, 2015 and to June 11, 2015, and then extended again to July 2, 2015.

Navistar, Inc. 401(k) Plan for Represented Employees

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE E - CONTINGENCIES - Continued

In March 2013, James Gould filed a derivative complaint on behalf of the Navistar against Navistar and certain of our current and former directors and former officers. The complaint alleges, among other things, that certain of Navistar’s current and former directors and former officers committed a breach of fiduciary duty, waste of corporate assets and were unjustly enriched in relation to similar factual allegations made in the 10b-5 Cases. The plaintiff in this matter seeks compensatory damages, certain corporate governance reforms, certain injunctive relief, disgorgement of the proceeds of certain defendants’ profits from the sale of Navistar stock, and attorneys’ fees, among other relief. On May 3, 2013, the Court entered a Stipulation and Order to Stay Action, staying the case pending further order of the court or entry of an order on the motion to dismiss the consolidated amended complaint in the 10b-5 Cases. On July 31, 2014, after the amended complaint was dismissed, the parties filed a status report, and the court entered an order on August 27, 2014 continuing the stay pending a ruling on defendants’ Motion to Dismiss the Second Amended Complaint in the 10b-5 Cases. Each of these matters is pending in the United States District Court, Northern District of Illinois.

In August 2013, Abbie Griffin, filed a derivative complaint in the State of Delaware Court of Chancery, on behalf of the Navistar and all similarly situated stockholders, against the Navistar, as the nominal defendant, and certain of Navistar’s current and former directors and former officers. The complaint alleges, among other things, that certain of Navistar’s current and former directors and former officers committed a breach of fiduciary duty, in relation to similar factual allegations made in the 10b-5 Cases. The plaintiff in this matter seeks compensatory damages, certain corporate governance reforms, certain injunctive relief, and attorneys’ fees, among other relief. On August 29, 2013, the Court entered an order staying the case pending resolution of the defendants’ Motion to Dismiss the consolidated amended complaint in the 10b-5 Cases. On August 5, 2014, the parties filed a status report with the Court requesting that the August 2013 stay order remain in place pending a ruling on defendants’ Motion to Dismiss the Second Amended Complaint in the 10b-5 Cases and on November 9, 2014, the Court entered an order continuing the stay pending a ruling on defendants’ Motion to Dismiss the Second Amended Complaint in the 10b-5 Cases.

Based on our assessment of the facts underlying these matters described above, Navistar is unable to provide meaningful quantification of how the final resolution of these matters may impact the value of Navistar Common Stock investments made through participant’s 401k accounts.

Please see note H regarding Related Party Transactions.

Navistar, Inc. 401(k) Plan for Represented Employees

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE F - TAX STATUS OF THE PLAN

The Plan obtained its latest determination letter dated May 10, 2014, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has not been amended since receiving the determination letter.

The Plan Administrator believes that, in all material respects, the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Master Trust obtained a determination letter dated May 30, 2014, in which the IRS stated that the Trust, as then designed, was in compliance with the applicable requirements of the IRC. The Master Trust has been amended since receiving the determination letter. However, the Plan Administrator believes that the Master Trust is currently designed and being operated, in all material respects, in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes related to the Master Trust is included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by the IRS; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2011.

NOTE G - PLAN TERMINATION

Although the Company expects to continue the Plan indefinitely, subject to collective bargaining requirements the Company, at its discretion, reserves the right to amend, modify, suspend or terminate the Plan, provided that no such action shall deprive any person of any rights to contributions made under the Plan. If the Plan is terminated, or contributions thereto have been completely discontinued, the rights of all participants to the amounts credited to their accounts shall be non-forfeitable and the interest of each participant in the funds will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and ERISA. If the Plan is terminated, Plan participants will become fully vested in any funds allocated to them.

Navistar, Inc. 401(k) Plan for Represented Employees

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE H - RELATED-PARTY TRANSACTIONS

Certain Master Trust investments are shares of registered investment companies managed by JPMorgan. Great West Retirement Plan Services is the record keeper as defined by the Master Trust and, therefore, these transactions qualify as party-in-interest transactions. Also qualifying as party-in-interest transactions are transactions relating to participant loans and Navistar common stock. Fees paid by the Plan for investment management services are computed as a basis point reduction of the return earned on each investment option, and are included in net earnings of the Master Trust.

See note E regarding certain other class action securities litigation involving Navistar as a defendant.

NOTE I - DELINQUENT PARTICIPANT CONTRIBUTIONS

There were no delinquent contributions identified during 2014.

NOTE J - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31:

	2014	2013

Net assets available for benefits per financial statements	$163,236,566	$139,244,524
Proportionate share adjustment to fair value from contract value for interest in Master Trust relating to fully benefit-responsive investment contracts	256,080	(76,827)

Net assets available for benefits per Form 5500	$163,492,646	$139,167,697

Investments in collective trusts are required to be reported at fair value on the Form 5500.

Navistar, Inc. 401(k) Plan for Represented Employees

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE J - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 - Continued

The following is a reconciliation of changes in net assets per the financial statements to the Form 5500 for the year ended December 31, 2014:

Change in net assets per financial statements	$23,992,042

Proportionate share adjustment to fair value from contract value for interest in Master Trust relating to fully benefit responsive investment contracts
Current Year	256,080
Prior Year	76,827

Change in net assets of Plan per 5500	$24,324,949

NOTE K - SUBSEQUENT EVENTS

The Company has evaluated subsequent events from December 31, 2014 through the date these financial statements were available to be issued.

During the course of Plan year 2014, the Company’s Las Vegas Parts Distribution Center’s hourly and salaried employees elected to become Represented employees. It is expected that these participant’s accounts will transfer to the 401k Plan for Represented Employees on or around July 1, 2015.

During December, 2014, Navistar, Inc. announced plans to close the Indianapolis Foundry facility in mid- 2015. This is expected to have no material impact on the Plan.

In May, 2015, the Company announced that it had sold the Waukesha Foundry. This is expected to have no material impact on the Plan.

In February, 2015, the UAW ratified a new contract that initiates a few changes in the current Plan: 1. UAW members that are part of the Master Contract will now pay a quarterly 401(k) administration fee; 2. UAW members that are part of the Master Contract will now pay the Loan origination fee if they apply for a loan from the 401(k) Plan; 3. The maximum allowable deferral rate will increase from 25% to 50%. This new contract was effective February 9, 2015.

SUPPLEMENTAL SCHEDULE

Navistar, Inc. 401(k) Plan for Represented Employees

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Year ended December 31, 2014

			Current
Identity of issue	Description of investment	Cost**	Value

*Various participants	Participant loans at interest rates of 4.25% to 9.25%		$6,495,081

*	Party-in-interest.
**	Cost information is not required for participant-directed investments and, therefore, is not included

The accompanying notes are an integral part of this statement.